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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM T-3/A

                               AMENDMENT NO. 1 TO


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  TRANSTEL S.A.
                  ---------------------------------------------
                               (Name of applicant)

                               Calle 15 No. 32-591
                           Autopista Cali - Yumbo, Km2


                                 Yumbo, Colombia

                  ---------------------------------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:


         TITLE OF CLASS                      AMOUNT
--------------------------------------------------------------------------------
12 1/2% Senior Secured Convertible Notes     Aggregate principal amount of up to
due 2008                                     US$152,086,000

Approximate date of proposed public offering: On, or as soon as practicable after, the date on which the Restructuring Agreement relating to Applicant under Law 550 of the Republic of Colombia becomes effective in accordance with its terms.

Name and address of agent for service:       With a copy to:

CT Corporation Systems, Inc.                   George E.B. Maguire, Esq.
111 Eighth Avenue                              Debevoise & Plimpton LLP
New York, New York 10011                       919 Third Avenue
                                               New York, New York 10022


        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.


        This Amendment to Form T-3 is being filed to include certain additional information, which was not available on September 19, 2003, the initial date of filing, as well as certain amended and additional exhibits thereto. Those exhibits appended to the Form T-3 filed on September 19, 2003 and not appended hereto remain unchanged and are incorporated herein by reference thereto.

                                     GENERAL

1.      General Information

        Furnish the following as to the applicant:

        (a)     Form of organization:

                The applicant, Transtel S.A. ("Transtel"), is a corporation (sociedad anonima).

        (b) State or other sovereign power under the laws of which organized:

                Transtel is organized under the laws of the Republic of Colombia.

2.      Securities Act Exemption Applicable

        State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.


                On November 25, 2003, Transtel entered into a restructuring agreement under Law 550 of 1999 of the Republic of Colombia (the "Restructuring Agreement") with the holders of Transtel's existing 12 1/2% Senior Notes due 2007 (the "2007 Notes") and 20.32% Senior Discount Notes due 2008 (the "2008 Notes" and, together with the 2007 Notes, the "Existing Notes") and other creditors of Transtel and its subsidiaries (the "Other Creditors"). Pursuant to the Restructuring Agreement, Transtel will issue to holders of the Existing Notes and Other Creditors who elected the "Capitalization Treatment" thereunder (such parties, the "Electing Creditors") in exchange for their Existing Notes and other claims: (i) Senior Secured Convertible Notes due 2008 (the "New Senior Notes") in an aggregate principal amount of up to US$152,086,000, to be issued by Transtel under the indenture to be qualified hereby (the "Indenture"), (ii) Convertible Subordinated Notes due 2008 (the "New Convertible Notes") in an aggregate initial Accreted Value (as defined in the New Convertible Notes Indenture) of up to US$31,050,000 to be issued by Transtel under an Indenture to be separately qualified (the "New Convertible Notes Indenture"), and (iii) up to 152,086 Shares Trust Certificates (the "Shares Trust Certificates," and, together with the New Senior Notes and the New Convertible Notes, the "New Capitalization Securities"), representing shares of Common Stock of Transtel, to be issued to a trust for the benefit of the holders of such shares (such trust, the "Shares Trust").

                The New Capitalization Securities will be bundled and issued as units (each such bundle, a "Unit"), which will be issued pursuant to the Unit Agreement dated the effective date of the Restructuring Agreement (the "Effective Date"), which Units will be separable upon the earliest to occur of (i) the payment in full of the New Senior Notes, (ii) a purchase of New Senior Notes upon a Change of Control (as defined in the Indenture) or (iii) such earlier date as determined by holders of 90% or more of the outstanding New Senior Notes. A copy of the Unit Agreement is attached hereto as Exhibit T3C(2) and is incorporated by reference herein. Each Unit shall consist of the following: (1) US$1,000 principal of the New Senior Notes, (2) US$204 initial Accreted Value of the New Convertible Notes/1/ and (3) one Shares Trust Certificate. On the Effective Date, Electing Creditors will also receive a restructuring fee (the "Restructuring Fee"), payable in cash and in a note or additional Units.

                Pursuant to the Restructuring Agreement, Transtel will issue to holders of the Existing Notes and Other Creditors who elected the "Base Treatment" thereunder, or who did not vote or voted against the Restructuring Agreement, in exchange for their Existing Notes and other claims (a) Senior Floating Rate Notes due 2013 in an aggregate principal amount of up to US$9,718,000, which Senior Floating Rate Notes will be issued under an Indenture to be separately qualified, or (b) other restructured obligations.

        Transtel solicited votes to approve the Restructuring Agreement and elect a treatment thereunder from the holders of Existing Notes pursuant to a confidential Disclosure Statement and from Other Creditors in private negotiations. The respective Indenture Trustees for the Existing Notes, acting through duly appointed attorneys-in-fact in accordance with directions from the holders of the Existing Notes, and the Other Creditors approved and executed the Restructuring Agreement at a meeting of Transtel's creditors held in Cali, Colombia on November 25, 2003. The New Senior Notes and other securities to be issued pursuant to the Restructuring Agreement will be issued on the Effective Date, provided that no New Senior Notes will be issued before the effective date of this application for qualification.

        No consideration commission or other remuneration has been or will be paid or given, directly or indirectly, to any person in connection with the solicitation of votes to approve, or the election of a treatment under, the Restructuring Agreement, except for (a) customary payments to be made in respect of preparation, printing and making of the Disclosure Statement and related documents and (b) the Restructuring Fee that will be paid to Electing Creditors. No holder of Existing Notes or Other Creditor has made, or will be requested to make, any cash payment to Transtel in connection with the issuance and exchange of the New Senior Notes and other securities to be issued pursuant to the Restructuring Agreement.

        The issuance of the New Senior Notes included in the Units issued pursuant to the Restructuring Agreement to holders of Existing Notes is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 3(a)(9) thereof.

        The issuance of the New Senior Notes included in the Units issued pursuant to the Restructuring Agreement to Other Creditors is exempt from registration under the Securities Act pursuant to Regulation S thereunder, without excluding the applicability of the exemption under section 3(a)(9) of the Act.

----------
/1/     The original issue amount of New Convertible Notes assumes an Effective
Date of February 13, 2004.

                                  AFFILIATIONS

3.      Affiliates

        Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

        The following table lists all of the direct and indirect subsidiaries of Transtel (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by Transtel and each Subsidiary is expected to continue to be a subsidiary of Transtel following the effectiveness of the Restructuring Agreement.


                                                                                Percentage of
                                                               Jurisdiction of   Ownership If
                          Subsidiary                            Organization    Less than 100%
                          ----------                            ------------    --------------

        Bugatel S.A. E.S.P                                         Colombia               60.0%
        Caucatel S.A. E.S.P.                                       Colombia               51.0%
        Telefonos de Cartago S.A. E.S.P.                           Colombia               65.0%
        Empresa de Telecomunicaciones de Girardot S.A. E.S.P.      Colombia               60.0%
        Empresa de Telefonos de Jamundi S.A. E.S.P.                Colombia               99.9%
        Telefonos de Palmira S.A. E.S.P.                           Colombia               60.0%
        Unitel S.A. E.S.P.                                         Colombia               95.0%
        Subscripciones Audiovisuales E.U.                          Colombia
        Cablevision E.U.                                           Colombia
        Morris Lease Asset I Ltd./2/                                Bermuda


        See response to Item 4 hereof for "Directors and Executive Officers", some of whom may be deemed to be "affiliates" of Transtel by virtue of their positions with Transtel.

        See response to Item 5 hereof for "Principal Owners of Voting Securities", some of whom may be deemed to be "affiliates" of Transtel and the Subsidiaries by virtue of their holdings.

                             MANAGEMENT AND CONTROL

4.      Directors and Executive Officers

        List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

        The following table lists the names and offices of those persons who are expected to serve as directors or executive officers of Transtel as of the effective date of the Restructuring Agreement (such information is provided on the basis of present commitments and information). The mailing addresses of each of the listed individuals is set forth below each of their names.

----------

/2/     Morris Lease Asset I Ltd. will be formed on the Effective Date to hold certain equipment used by subsidiaries of the Applicant.

        Name                                   Office


        Guillermo O. Lopez Esquivel            Chief Executive Officer,
        c/o Transtel S.A.                      President and Alternate Director
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia


        Jose Efren Sanz Rodriguez              Chief Operating Officer
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Alfonso Contreras Jaramillo            Chief Financial Officer
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Guillermo Barrera Alfaro               Comptroller
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia


        Ricarado Urdaneta                      Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Hernan Roman                           Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Luis Carlos Valenzuela                 Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Alvaro Pio Raffo                       Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Pablo Ruben Vernaza                    Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Maria Cristina Mejia                   Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Gonzalo Caicedo                        Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Sergio Regueros                        Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Sara Ordonez                           Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Maria del Rosario Sintes               Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia


5.      Principal Owners of Voting Securities

        Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.


        Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information to own more than 10% of the voting securities of Transtel before and after giving effect to the Restructuring Agreement:

Name and Complete                  Title of                                          Percent of Voting
Mailing Address                    Class Owned                  Amount Owned         Securities Owned
Guillermo O. Lopez Esquivel        Common Stock            Prior to Effective Date:
c/o Transtel S.A.                                          17,305,773,988            50.0%
Calle 15 No. 32-591                                        As of Effective Date:/3/
Autopista Cali -                                           126,333,722,780           36.2%
Yumbo, Km2
Cali, Colombia

Gonzalo Caicedo Toro               Common Stock            Prior to Effective
c/o Transtel S.A.                                          Date: 15,298,910,509/4/   46.0%
Calle 15 No. 32-591
Autopista Cali -                                           As of Effective Date:/5/
Yumbo, Km2                                                 126,333,722,780           36.2%
Cali, Colombia

TR Shares Trust                    Common Stock            Prior to Effective Date:
c/o HSBC Bank USA, as                                      0                         0
Trustee
425 Fifth Avenue                                           As of Effective Date:/6/
New York, NY 10018                                         96,570,079,154            27.6%
Attn: Issuer Services -- Transtel

HSBC Bank USA, as Trustee          Cumulative Convertible  Prior to Effective Date:
425 Fifth Avenue                   Subordinated Notes      0                         0
New York, NY 10018
Attn: Issuer Services --                                   As of Effective Date:/7/
Transtel                                                    --                        --


                                  UNDERWRITERS

6.      Underwriters

        Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in a), give the title of each class of securities underwritten.

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/3/     Includes 63,166,861,390 shares owned by Morris I Ltd. and 63,166,861,390 shares owned by Morris II Ltd.

/4/     Mr. Caicedo holds these shares indirectly through GCT I Ltd. and GCT II
Ltd.

/5/     Includes 63,166,861,390 shares owned by Valentina I Ltd. and
63,166,861,390 shares owned by Valentina II Ltd.

/6/     Includes 48,285,039,577 shares owned by TR Shares SPV I Ltd. and
48,285,039,577 shares owned by TR Shares SPV II Ltd., which will be owned by TR Shares Trust on the Effective Date.

/7/     The New Convertible Notes are convertible to, in the aggregate, up to
57.1% the total shares of common stock of the Applicant, if converted at maturity. If converted on the Effective Date, the New Convertible Notes would equal 34.8% of the total shares of common stock. The New Convertible Notes are subject to mandatory conversion upon (a) an acceleration of the New Senior Notes, (b) a Change of Control (as defined in the New Senior Notes Indenture) or
(c) the final maturity date of the New Convertible Notes (unless redeemed on or prior to such date). The New Convertible Notes are not subject to optional conversion.

                (a) In the three years prior to the filing of this application, no person acted as an underwriter for any securities of Transtel.

                (b) Transtel will not retain any underwriter in connection with the proposed issuance of New Senior Notes.

                               CAPITAL SECURITIES

7.      Capitalization

        (a) Furnish the following information as to each authorized class of securities of the applicant.


        Presented below is certain information regarding the authorized securities of Transtel before and after giving effect to the Restructuring Agreement

                           Prior to the Effective Date
--------------------------------------------------------------------------------
Title of Class              Amount Authorized              Amount Outstanding

Common Stock,
Ps $1.00 Par Value          50,000,000,000 Shares          34,611,747,976

12 1/2% Senior Notes        US$150,000,000 (aggregate      $181,974,467.15
due 2007                     principal amount)             (principal plus
                                                            accrued interest)

20.32% Senior Discount      US$95,663,185 (accreted value  $30,922,099.70
Notes due 2008              at scheduled maturity)         (accreted value)

                            As of the Effective Date
--------------------------------------------------------------------------------
Title of Class              Amount Authorized              Amount Outstanding

Common Stock,               1,500,000,000,000 shares       349,237,524,714
Ps $1.00 Par Value                                         shares

12 1/2% Senior Secured      Up to US$152,086,000 in        US$152,086,000
Convertible Notes due 2008  aggregate principal amount     in aggregate
                                                           principal amount

Convertible Subordinated    Up to US$31,050,000 in         US$31,025,544
Notes due 2008              aggregate principal amount     in aggregate
                                                           principal amount

Senior Unsecured Floating   Up to US$9,178,000 in          Up to US$9,178,000
 Rate Notes due 2013        aggregate principal amount     in aggregate
                                                           principal amount

                (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.


        The holders of common stock will have one vote per share. The holders of the New Convertible Notes will have the right to one vote for each share of common stock for which such New Convertible Notes could then be converted and with respect to such vote, and such holders will have full voting rights and powers equal to the voting rights and powers of the holders of the common stock.


                              INDENTURE SECURITIES

8.      Analysis of Indenture Provisions

        Insert at this point the analysis of indenture provisions required under
Section 305(a)(2) of the Act.


        The New Senior Notes will be issued under the Indenture, which will be dated as of the Effective Date and entered into by Transtel, certain subsidiaries of Transtel and HSBC Bank USA, as Trustee (the "Indenture Trustee", which term includes any successor as Trustee under the Indenture), Registrar and Principal Paying Agent. The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the terms of the Indenture to be qualified, a form of which is attached, filed as Exhibit T3C hereto and incorporated by reference herein. Transtel has not entered into the Indenture as of the date of this filing, but expects to do so on the Effective Date, in substantially the form hereof. Terms used herein without definition have the same meanings as assigned thereto in the Indenture.

        (a) Definition of Events of Default


        Each of the following events is defined as an "Event of Default" in the
Indenture:

                (a) default in the payment of principal of, or premium, if any, on, the New Senior Notes when the same becomes due and payable at maturity, upon acceleration, redemption, by operation of the sinking fund called for by Article 11 of the Indenture, upon mandatory redemption pursuant to Section 3.08 of the Indenture or otherwise;

                (b) default in the payment of interest on the New Senior Notes when the same becomes due and payable and such default continues for a period of 30 days;


                (c) failure to perform or comply with the provisions described under Section 4.18 of the Indenture, or the failure by Transtel to pay any fees and expenses due and owing to the advisors (including, without limitation, RC Corporate Consultants Limitada, Rothschild Inc. and NM Rothschild & Sons (Mexico) S.A. de C.V. and legal advisors) of the informal committee of Transtel noteholders in existence on the date of the Indenture for (i) services provided and expenses incurred through and including the date of final approval of the Restructuring Agreement and the closing of the transactions described therein and (ii) reasonable expenses for post-closing services provided and expenses incurred thereafter, within ninety (90) days of receipt of an invoice for such services or expenses;


                (d) failure to comply with the provisions of Article 5 of the Indenture;


                (e) Transtel or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement of Transtel or such Subsidiary Guarantor in the Indenture, the New Senior Notes, the Security Documents or the Subsidiary Guarantee and such default or breach continues for a period of 30 consecutive days after written notice to Transtel by the Indenture Trustee or to Transtel and the Indenture Trustee by the holders of 40% or more in aggregate principal amount of the New Senior Notes outstanding (other than those referred to in (a), (b), (c) or (d));


                (f) there occurs with respect to (A) any issue or issues of Indebtedness (other than Intercompany Notes) of Transtel or any Subsidiary having an outstanding principal amount of $5.0 million or more in the aggregate for all such issues of all such Persons or (B) any Intercompany Note of any Restricted Subsidiary, in each case, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its final Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days following such acceleration and/or (ii) the failure to make a principal payment at the final Stated Maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default or any longer grace period provided for in such Indebtedness;

                (g) one or more final judgments rendered against Transtel or any of its Subsidiaries (other than any judgment as to which a reputable insurance or bonding company has accepted full liability in writing) aggregating in excess of $5.0 million, which judgments are not stayed within 60 days after their entry;


                (h) any Subsidiary Guarantee of a Subsidiary Guarantor or any Security Document or any security interest granted thereby shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect (except as contemplated by the terms of this Indenture) and such default continues for ten days after written notice to Transtel by the Indenture Trustee or to Transtel and the Indenture Trustee by the holders of 40% in aggregate principal amount of New Senior Notes then outstanding, or Transtel or any Subsidiary Guarantor, or any Person acting on behalf of Transtel or any Subsidiary Guarantor, shall deny or disaffirm its obligations under any Subsidiary Guarantee or Security Document;


                (i) Transtel, or any Subsidiary Guarantor that has issued an outstanding Intercompany Note, pursuant to or within the meaning, of any Bankruptcy Law:

                        (i) commences a voluntary case, including a "concordato" proceeding or a voluntary liquidation;

                        (ii) consents to the entry of an order for relief against it in an involuntary case;

                        (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property; or

                        (iv) makes a general assignment for the benefit of its creditors;

                (j) a court or administrative authority of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                        (i) is for relief against Transtel, or any Subsidiary Guarantor that has issued an outstanding Intercompany Note, in an involuntary case;

                        (ii) appoints a Custodian of Transtel or any such Subsidiary or for all or substantially all of the property of the Company or any such Subsidiary; or

                        (iii) orders the liquidation of Transtel or any such Subsidiary,


and the order or decree remains unstayed and in effect for 60 consecutive days. The term "Custodian" means any receive, trustee, assignee, liquidator or similar official under any Bankruptcy Law;

                (k) the resignation of Guillermo Lopez Esquivel as Chief Executive Officer of Transtel without the prior approval of the Board of Directors of Transtel as evidenced by a Board Resolution; provided, that, the Board of Directors of Transtel shall approve such resignation upon Mr. Lopez's submission with his statement of resignation of an affidavit of (i) good reason and (ii) no malfeasance;

                (l) the submission by Guillermo Lopez Esquivel, in connection with his resignation as Chief Executive Officer of Transtel, of an affidavit of no malfeasance containing any statement regarding malfeasance that is deemed untrue by the Board of Directors of Transtel, as evidenced by a Board Resolution; or

                (m) the jurisdiction of incorporation of Lopez SPV1, Lopez SPV2, Caicedo SPV 1 or Caicedo SPV2 is changed without the express written consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes.

        The Indenture provides that, if a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Indenture Trustee, the Indenture Trustee shall mail to holders of New Senior Notes a notice of the Default or Event of Default within 60 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Senior Note, the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the holders of the New Senior Notes.

        If any Event of Default (other than an Event of Default specified in subclauses (i) and (j) above that occurs with respect to Transtel or an Event of Default specified in subclause (a), (b), (c), (k) or (l)) occurs and is continuing, the Indenture Trustee or the holders of at least 40% in principal amount of the then outstanding New Senior Notes may declare all the New Senior Notes to be immediately due and payable at 100% of the unpaid principal thereof plus accrued and unpaid interest thereon, if any, by notice in writing to Transtel and the Indenture Trustee specifying the Event of Default and that it is a "notice of acceleration". Upon such declaration, the principal of, premium, if any, and accrued interest on the New Senior Notes shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default specified in subclause (i) or (j) that occurs with respect to Transtel or subclause (a), (b), (c), (k) or (l), the foregoing amount shall ipso facto become due and payable without further action or notice. No premium is payable upon acceleration of the New Senior Notes except that in the case of an Event of Default that is the result of an action or inaction by Transtel or any of its Subsidiaries intended to avoid premiums related to redemptions of the New Senior Notes contained in the Indenture or the New Senior Notes, the amount declared due and payable will include the premium that would have been applicable on a voluntary prepayment of the New Senior Notes or, if voluntary prepayment is not then permitted, the premium set forth in the Indenture.


        At any time after a declaration of acceleration with respect to the New Senior Notes as described in the preceding paragraph, but before a judgment or decree for the payment of money due has been obtained by the Indenture Trustee, the holders of at least a majority in principal amount of the New Senior Notes may, subject to the limitations set forth in Section 6.03 of the Indenture, rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except non payment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if Transtel has paid the Indenture Trustee its reasonable compensation and reimbursed the Indenture Trustee for its expenses, disbursements and advances, and any other amounts due the Indenture Trustee pursuant to Section 7.07 of the Indenture, and (v) in the event of the cure or waiver of an Event of Default specified in subclause (i) above, the Indenture Trustee shall have received an Officers' Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during an Event of Default, to exercise the rights and powers vested in it by the Indenture, to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to certain limitations contained in the Indenture, the Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct.

        (b) Authentication and Delivery of Senior Secured Notes; Application of Proceeds Thereof

        The Indenture provides that two Officers shall sign the New Senior Notes for Transtel by manual or facsimile signature. A New Senior Note shall not be valid until an authorized signatory of the Indenture Trustee manually signs the certificate of authentication on the New Senior Note. The signature shall be conclusive evidence that the New Senior Note has been authenticated under the Indenture.

        The Units will initially be registered in the name of, and delivered to, the Unit Agent and will include any legends required by paragraphs (a) and (c) of Section 2.15 of the Indenture. Absent consent of at least 90% of the holders thereof, the securities underlying the Units will remain bundled until the New Senior Notes have been paid in full.

        If the Units are separated prior to the payment in full of the Senior Notes, the New Senior Notes will be distributed to the holders of the Units, and may be issued initially in the form of one or more permanent global Notes in registered form, deposited with the Indenture Trustee, as custodian for the Depository, duly executed by Transtel and the Subsidiary Guarantors and authenticated by the Indenture Trustee as provided in the Indenture and shall bear the legend set forth in Section 2.15(b) of the Indenture. Notes may be issued in the form of permanent certificated Notes in registered form, and shall bear the legend set forth in Section 2.15(c) of the Indenture.

        The New Senior Notes are being issued, pursuant to the Restructuring Agreement, in exchange for the claims of the holders of the Existing Notes and the Other Creditors. No cash proceeds will be received by Transtel in connection with the issuance of the New Senior Notes pursuant to the Restructuring Agreement.


        (c) Release or Release and Substitution of any Property Subject to the Lien of the Indenture


                (a) Subject to subclauses (b), (c) and (d) below, Collateral may be released from the Lien and security interest created by the Security Documents only in accordance with the provisions of the Security Documents or as provided in the Indenture. Upon the request of Transtel pursuant to an Officers' Certificate certifying that all conditions precedent hereunder and under the Security Documents have been met (upon which the Indenture Trustee or a Collateral Agent, without further investigation, may conclusively rely) and specifying (1) the identity of the Collateral to be released and (2) the provision of this Indenture which authorizes such release, and without the consent of any holder of the New Senior Notes, Transtel and the Subsidiary Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:


                        (i) to enable Transtel or any Subsidiary Guarantor to consummate any sale, lease, conveyance or other disposition of any assets or rights permitted or not prohibited under Section 4.12 of the Indenture; provided, all terms and conditions of Section 4.12 are complied with;


                        (ii) in respect of assets included in the Collateral with a fair value, as determined in good faith by the Board of Directors of Transtel and set forth in a Board Resolution, of up to $1.0 million in any calendar year, subject to a cumulative carryover for any amount not used in any prior calendar year; or


                        (iii) pursuant to an amendment, waiver or supplement pursuant to Article 9 of the Indenture.

        Upon receipt of such Officers' Certificate, the Collateral Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release prepared by Transtel to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents.

                (b) No Collateral may be released from the Lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents, other than pursuant to the terms thereof, unless there shall have been delivered to the Collateral Agent the certificate required by subclause (d), below, and Section 10.04 of the Indenture.

                (c) At any time when a Default or an Event of Default shall have occurred and be continuing and the maturity of the Notes issued on the Issue Date shall have been accelerated (whether by declaration or otherwise), no Collateral shall be released pursuant to the provisions of the Security Documents, and no release of Collateral in contravention of this subclause (c) shall be effective as against the holders of the New Senior Notes, except pursuant to the provisions of the Security Documents.

                (d) The release of any Collateral from the Liens and security interests created by the Indenture and the Security Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the terms thereof and the Security Documents. To the extent applicable, Transtel shall cause TIA Section 314(d) and 313(b) relating to the release of property or securities from the Lien and security interest of the Security Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of Transtel except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by Transtel.

(d) Satisfaction and Discharge of the Indenture

        The Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Indenture Trustee, on demand of and at the expense Transtel, shall execute instruments in form and substance satisfactory to the Indenture Trustee and Transtel acknowledging satisfaction and discharge of the Indenture, when

        (1)     either

                (A) all New Senior Notes theretofore authenticated and issued (other than (i) New Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section
        2.07 of the Indenture and (ii) New Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Transtel and thereafter repaid to the Indenture Trustee or discharged from such trust, as provided in Section 2.04 of the Indenture) have been delivered to the Indenture Trustee for cancellation; or

                (B) all such New Senior Notes not theretofore delivered to the Indenture Trustee for cancellation

                        (i)     have become due and payable; or

                        (ii) will become due and payable within one year, and Transtel, in the case of (B)(i) or (ii) above, has deposited or caused to be deposited with the Indenture Trustee as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on such New Senior Notes not theretofore delivered to the Indenture Trustee for cancellation, for principal of, premium, if any, and interest on the New Senior Notes to the date of such deposit (in the case of New Senior Notes which have become due and payable) or to maturity (in the case of New Senior Notes which have not become due and payable) together with irrevocable instructions from Transtel directing the Indenture Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

                                (1) Transtel has paid or caused to be paid all other sums payable hereunder by Transtel; and

                                (2) Transtel has delivered to the Indenture Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

        Notwithstanding the satisfaction and discharge of the Indenture, the obligations of Transtel to the Indenture Trustee and the Agents under Section
7.07 of the Indenture, and, if money shall have been deposited with the Indenture Trustee pursuant to subclause (B) of clause (1) above, the obligations of the Indenture Trustee under Section 8.02 of the Indenture, shall survive.

(e) Evidence as to Compliance with the Conditions and Covenants of the Indenture


        As further described in Section 4.04 of the Indenture, the Indenture requires Transtel to file annually with the Indenture Trustee an Officer's Certificate stating whether it knows of any Default or Event of Default that occurred during the previous fiscal year, and containing a description of such Default or Event of Default and the status thereof. In addition, the Indenture requires Transtel to notify the Indenture Trustee in writing immediately on becoming aware of the occurrence of an Event of Default.


        Upon any request or application by Transtel to the Indenture Trustee or any Agent to take any action under the Indenture, Transtel shall furnish to the Indenture Trustee or such Agent:


                (a) an Officers' Certificate in form and substance reasonably satisfactory to the Indenture Trustee or such Agent (which shall include the statements set forth in Section 13.05 of the Indenture, as summarized, below) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and


                (b) an Opinion of Counsel in form and substance reasonably satisfactory to the Indenture Trustee or such Agent (which shall include the statements set forth in Section 13.05 of the Indenture, which are summarized, below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

        Section 13.05 of the Indenture provides that each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include:

                (a) a statement that the Person making such certificate or opinion has read such covenant or condition;

                (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

                (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

9.      Other Obligors

        Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.


        The New Senior Notes will be jointly and severally unconditionally guaranteed by the subsidiaries of Transtel and other entities listed below:

        Bugatel S.A. E.S.P.
        Calle 15 No. 12-13
        Buga, Colombia

        Caucatel S.A. E.S.P.
        Calle 6
        Carrera 18 Esquina
        Popayan, Colombia

        Telefonos de Cartago S.A. E.S.P.
        Calle 12 No. 4-60
        Cartago, Colombia

        Empresa de Telecomunicaciones de Girardot S.A. E.S.P.
        Carerra 11 No. 18-23
        Girardot, Colombia

        Empresa de Telefonos de Jamundi S.A. E.S.P.
        Carerra 10 #13-64
        Jamundi, Colombia

        Telefonos de Palmira S.A. E.S.P.
        Calle 31 No. 24-86
        Palmira, Colombia

        Unitel S.A. E.S.P.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo
        Yumbo, Colombia

        Morris Lease Asset I Ltd.
        c/o Appleby, Spurling & Kempe
        Canon's Court
        22 Victoria Street
        Hamilton HM 12 Bermuda

        Morris I Ltd./8/
        c/o Appleby, Spurling & Kempe
        Canon's Court
        22 Victoria Street
        Hamilton HM 12 Bermuda

        Morris II Ltd./8/
        c/o Appleby, Spurling & Kempe
        Canon's Court
        22 Victoria Street
        Hamilton HM 12 Bermuda

        Valentina I Ltd./8/
        c/o Codan Services Ltd.
        Clarendon House
        2 Church Street
        Hamilton, HM 11, Bermuda

        Valentina II Ltd./8/
        c/o Codan Services Ltd.
        Clarendon House
        2 Church Street
        Hamilton, HM 11, Bermuda

        Guillermo O. Lopez Esquivel/9/
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Yumbo, Colombia

        Gonzalo Caicedo Toro/10/
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Yumbo, Colombia

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/8/     Recourse is limited solely to shares of common stock of Transtel, owned as the sole asset of these companies. See Item 5.

/9/     Recourse is limited to ownership interest in Morris I Ltd. and Morris II
Ltd.

/10/    Recourse is limited to ownership interest in Valentina I Ltd. and
Valentina II Ltd.

Contents of Application for Qualification.

        This application for qualification comprises:

        (a)     Pages numbered 1 through 19, consecutively.

        (b) A statement of eligibility and qualification of the Trustee on Form T-1 (included as Exhibit 25.1 hereto).

        (c) The following exhibits in addition to those to be filed as part of the statement of eligibility and qualification of the Trustee:

*Exhibit T3A      Articles of Incorporation of Transtel S.A. as in effect on
                  September 18, 2003(1).

*Exhibit T3B(1)   By-laws of Transtel S.A. as in effect on September 18,
                  2003(1).

**Exhibit T3B(2)  Proposed By-laws of Transtel S.A. to take effect on the
                  Effective Date.

**Exhibit T3C     Indenture, dated as of February 13, 2004, to be entered into among Transtel S.A., the Subsidiary Guarantors signatory thereto, and HSBC Bank USA, as Trustee.

**Exhibit T3C(2)  Unit Agreement dated as of February 13, 2004, to be entered into between Transtel S.A. and HSBC Bank USA, as Unit Agent.

Exhibit T3D       Not Applicable.

*Exhibit T3E      Disclosure Statement for Restructuring Under Law 550 of 1999
                  of the Republic of Colombia, dated September 18, 2003 and accompanying materials.

Exhibit T3F       Cross-reference sheet (Included as part of Exhibit T3C).

*Exhibit 25.1     Form T-1 qualifying HSBC Bank USA as Trustee under the
                  Indenture to be qualified.

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(1) The English translation of the by-laws (estatutos sociales) of Transtel S.A. include its corporate charter.

* Previously filed.

** Filed herewith.

                                   SIGNATURES


        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Transtel S.A., a company organized and existing under the laws of the Republic of Colombia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cali, and the Province of Yumbo, Colombia, on the 11th day of February, 2004.


                                             TRANSTEL S.A.

                                             By: /s/ Guillermo O. Lopez Esquivel
                                                 -------------------------------
                                              Name:  Guillermo O. Lopez Esquivel
                                              Title: Chief Executive Officer
                                                      and President